FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the six-month period ended June 30, 2026

PRC Equity Fund I, LLC

Commission File No. 024-12507

EIN No. 99-3256668

Nevada

(State or other jurisdiction of incorporation or organization)

PRC, Incorporated

433 East Las Colinas Blvd., Suite 1200,

Irving, TX 75039

Office: (817) 405-0218

Email: cwilliams@pioneerrealtycapital.com

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of PRC Equity Fund I, LLC (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, achievements, or industry results to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the PRC Equity Fund I, LLC Amended Offering Circular filed pursuant to Regulation A, dated October 8, 2025 (“Offering Circular”), in the section entitled “RISK FACTORS” which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Item 1 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

PRC Equity Fund I, LLC is a Nevada limited liability company formed on May 22, 2024 to invest, directly or indirectly, in real estate assets throughout the United States, with an initial emphasis on student housing and multifamily properties. The Company is managed by PRC, Incorporated (the “Manager”), an affiliate of Pioneer Realty Capital, LLC. The Company issued its first Class A units in March 2025. As of December 31, 2025, the Company’s investment activity consisted of a secured, related-party loan to Gates of PV Apt I, LLC. During the six months ended June 30, 2026, the Company raised additional investor capital and deployed capital into its Phase II equity investment in the Gates at PV project ($1,675,844) and a preferred-equity investment in the Kennedale Oaks Townhome Development ($64,500), continued to accrue interest on its note receivable from Gates of PV Apt I, LLC, and continued monthly returns of capital to its Class A members.

Results of Operations — Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Investment income. Investment income was $65,424 for the six months ended June 30, 2026, compared to $0 for the comparable 2025 period, representing interest accrued at 12% per annum on the Company’s note receivable from Gates of PV Apt I, LLC.

Operating expenses. Total operating expenses were $333,736 for the six months ended June 30, 2026, compared to $91,300 for the comparable 2025 period (unaudited). The increase was driven principally by reimbursed payroll of $173,584 for the seven Pioneer Realty Capital, LLC employees (including the Company’s two officers) whose time was allocated to the Company and allocated $20,051 rent and occupancy cost (constituting 67.6% of the costs under the Manager’s lease during the period), which were not allocated to the comparable 2025 interim period, together with increased travel and general and administrative costs as the Company scaled its operations. No asset management fee was charged, as the Manager has waived the fee. Costs that are specific incremental direct costs of the offering are charged against members’ capital rather than expensed.

Net loss. As a result of the increased expenses during the six months ended June 30, 2026, the Company recorded a larger net loss of $(268,312) for this period, compared to a net loss of $(91,300) for the comparable 2025 period (unaudited).

Financial Condition

At December 31, 2025, the Company had total assets of $1,316,430, consisting of $26,147 in cash, a receivable due from the Manager of $85,172, the Gates note receivable of $1,090,394, and related interest receivable of $114,717. The Company had no liabilities at December 31, 2025. As of June 30, 2026, the Company’s assets had increased to $3,320,154, driven primarily by the addition of two new investments: the Company funded $1,675,844 in the Gates Phase II project and $64,500 in Kennedale Oaks project, along with an increase in the amount due from the Manager ($287,048 vs. $85,172), and additional related interest receivable of ($180,141 vs. $114,717).

Total members’ equity comparably increased to $3,320,154 as of June 30, 2026 from $1,316,430 as of December 31, 2025, driven by increases of paid-in capital (net of offering costs and returns of capital) to $4,193,555 as of June 30, 2026 from $1,921,519 as of December 31, 2025, and an accumulated deficit increasing to $(981,401) as of June 30, 2026 from $(713,089) as of December 31, 2025. The Company had subscriptions for units to be issued of $108,000 for both periods. The Company has no off-balance-sheet arrangements, special-purpose entities, or guarantees of third-party obligations.

Monthly payments to Class A members are characterized under the operating agreement, as amended, as returns of capital that reduce each member’s unreturned capital contributions, rather than as distributions of earnings. Returns of capital to Class A members totaled $308,586 as of June 30, 2026, increasing from $113,502 as of December 31, 2025.

Due from Manager. At December 31, 2025, the Company had a net receivable of $85,172 from the Manager and its affiliate Pioneer Realty Capital, LLC, consisting of $29,620 collected by the Manager on account of the Asset Management Fee (which the Manager has since irrevocably waived) and $55,552 representing overpayments of other reimbursements by the Company to the Manager and its affiliates for offering costs, operating costs and payroll paid on the Company’s behalf. The balance arose from the restatement of the Company’s 2024 financial statements and the reclassification of amounts previously recorded as expenses or distributions. The net receivable was $287,048 at June 30, 2026, as reported in the Company’s interim financial statements; the increase from December 31, 2025 arose principally because the Manager collected $238,200 on account of the Asset Management Fee that it subsequently waived. Of the $267,820 collected on account of the fee in 2025 and 2026, the Manager has restored $89,500 in cash leaving $178,320 of those collections outstanding at September 30, 2026. The Manager intends to settle the remaining balance, either in cash or by offset against costs reimbursable to Pioneer, by December 31, 2026. The balance does not bear interest.

Liquidity and Capital Resources

The Company’s principal sources of liquidity are proceeds from its ongoing fund raising efforts, interest and principal payments received on the Gates note, and cash support provided by the Manager and its affiliates, who have paid certain Company operating and offering costs on the Company’s behalf and advanced cash to the Company. The Company’s principal uses of cash are investments in and advances under the Gates note and Phase II project, returns of capital to Class A members, and operating and offering-support costs.

The Company’s maximum commitment under its discretionary delayed-draw note facility with Gates of PV Apt I, LLC is $2,500,000, of which approximately $1,090,394 was funded at June 30, 2026, leaving an undrawn commitment of approximately $1,409,606. The Company is not obligated to fund draw requests and does not expect to fund any future advances under the facility. The Company expects to make additional investments from offering proceeds and investment cash flow. Management believes that continued investor subscriptions, together with Manager support and investment cash flow, will be sufficient to meet the Company’s cash requirements for the next 12 months; however, there can be no assurance that sufficient capital will be raised.

Trend Information

Management believes the following trends are relevant to the Company’s strategy. The data below are drawn from third-party sources that the Company believe are reliable, but has not been independently verified. They describe market conditions, not the Company’s results, and there can be no assurance that these conditions will continue or will benefit the Company.

Shortage of affordable rental housing. The National Low Income Housing Coalition’s report The Gap (March 2026) estimates a national shortage of approximately 7.2 million rental homes affordable and available to extremely low-income renter households, with approximately 35 such homes available per 100 extremely low-income renter households nationally and 26 per 100 in Texas. Harvard’s Joint Center for Housing Studies (America’s Rental Housing 2026) reports that approximately 22.7 million renter households (about half of all renters) are cost-burdened and that roughly 2.5 million units renting for under $600 per month have been lost from the national stock over the past decade. Management believes this shortage supports demand for the renovated, voucher-eligible affordable and workforce housing the Company intends to acquire.

Lender-owned and distressed multifamily assets. Elevated interest rates and loan maturities have increased distress in the multifamily sector. Trepp reported a multifamily CMBS delinquency rate of approximately 8.0% in September 2026 (up from approximately 6.6% a year earlier), MSCI estimated approximately $22.8 billion of multifamily distress in the third quarter of 2025, and industry estimates place commercial and multifamily mortgage maturities in 2026 above $875 billion. Management believes these conditions increase the supply of bank-owned and lender-marketed multifamily assets available for purchase at a discount, which is the principal source of acquisitions under the Company’s affordable workforce strategy. The same conditions could, however, reduce the availability or increase the cost of financing for the Company’s own acquisitions.

Growth of the senior population. The University of Virginia Weldon Cooper Center projects that the population aged 65 and over will grow by approximately 38% nationally between 2020 and 2040, and by approximately 67% in Texas, with fourteen states (including Texas, Florida, Georgia, North Carolina and South Carolina) projected to grow faster than the national rate. NIC MAP has estimated that approximately 576,000 additional senior housing units will be needed by 2030 while senior-housing construction starts have declined by roughly two-thirds since 2021. Management expects a portion of the demand for the Company’s affordable and workforce communities to come from older residents.

Student housing and historically Black colleges and universities. Purpose-built student housing at the 175 largest university markets reported approximately 96% occupancy for the 2025–2026 academic year (RealPage), and enrollment grew at 42 of the 101 historically Black colleges and universities between 2019 and 2024 (IPEDS data, as reported by Inside Higher Ed), with several institutions reporting undergraduate enrollment well in excess of on-campus beds. However, the Company’s existing student-housing investment at Prairie View A&M University, and its intended future student-housing investments, depend on continued enrollment and on the Company’s ability to lease to students.

Costs of new construction and constrained supply. Elevated construction, insurance and financing costs have reduced new multifamily starts in many markets, which management believes supports occupancy and rents at existing, renovated properties acquired below replacement cost. The same cost pressures affect the Company’s planned renovation and development activities, including the contemplated hotel, self-storage and retail development on Lots 4, 5 and 6 of the Gates at PV project.

Offsetting considerations. The Company is at an early stage of operations with recurring net losses; substantially all of its investments are concentrated in a single related-party project in Prairie View, Texas, whose Phase I is itself subject to a refinancing of its senior obligations; the Company’s intended tax-exempt nonprofit exit has not yet been executed by the Company or the Manager; and the Company’s affordable and workforce strategy depends on relationships with lenders and housing authorities that have not yet been formalized. See “Risk Factors” in the Offering Circular.

Critical Accounting Policies

The Company prepares its financial statements in accordance with U.S. GAAP. The Company recognizes interest income on its note receivable under ASC 835 and ASC 310. Offering costs are deferred and charged against the gross proceeds of the offering within members’ equity upon issuance of units, in accordance with SEC Staff Accounting Bulletin Topic 5.A. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts. See Note B to the financial statements.

Item 2 — Other Information

None.

Item 3 — Financial Statements

PRC EQUITY FUND I, LLC

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As of and for the six months ended June 30, 2026

(with comparative information for the six months ended June 30, 2025)

PRC EQUITY FUND I, LLC

BALANCE SHEETS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

	June 30, 2026	Dec 31, 2025
ASSETS
Current assets:
Cash	22,227	26,147
Due from Manager — related party (Note C)	287,048	85,172
Total current assets	309,275	111,319

Note receivable — related party (Note E)	1,090,394	1,090,394
Interest receivable — related party (Note E)	180,141	114,717
Investment — Gates at PV Phase II, related party (Note E)	1,675,844	-
Investment — Kennedale Oaks, related party (Note E)	64,500	-
Total assets	3,320,154	1,316,430

LIABILITIES AND MEMBERS’ EQUITY

Total liabilities (Note C)	-	-
Members’ equity:
Paid-in capital, net of offering costs and returns of capital (Note G)	4,193,555	1,921,519
Member units to be issued	108,000	108,000
Accumulated deficit	(981,401)	(713,089)
Total members’ equity	3,320,154	1,316,430

Total liabilities and members’ equity	3,320,154	1,316,430

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six months ended June 30, 2026 and 2025

	2026	2025
Investment income — interest on note receivable (Note E)	65,424	-

Operating expenses:
Asset management fee — related party (Notes I and J)	-	-
Reimbursed payroll — related party (Note I)	173,584	-
Rent and occupancy — related party (Note I)	20,051	-
Data, research and subscriptions	32,966	61,902
Regulatory and filing fees	7,469	20,084
Travel	85,169	6,871
Sales and marketing	-	-
General and administrative	14,497	2,443
Total operating expenses	333,736	91,300
Net loss	(268,312)	(91,300)

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

For the six months ended June 30, 2026

	Class A Units	Paid-in Capital	Units to be Issued	Accumulated Deficit	Total
Balance, December 31, 2024 (restated)	-	-	140,000	(110,036)	29,964
Issuance of Class A units (1,644 units)	1,644	1,644,000	(140,000)		1,504,000
Offering costs charged against capital		(471,666)			(471,666)
Returns of capital to members		(18,718)			(18,718)
Net loss — six months ended June 30, 2025				(91,300)	(91,300)
Balance, June 30, 2025 (unaudited)	1,644	1,153,616	-	(201,336)	952,280
Issuance of Class A units (1,210 units)	1,210	1,210,000			1,210,000
Subscriptions received for units to be issued			108,000		108,000
Offering costs charged against capital		(347,313)			(347,313)
Returns of capital to members		(94,784)			(94,784)
Net loss — second six months of 2025				(511,753)	(511,753)
Balance, December 31, 2025 (audited)	2,854	1,921,519	108,000	(713,089)	1,316,430
Issuance of Class A units, net (2,733 units)	2,733	2,733,000			2,733,000
Offering costs charged against capital		(265,880)			(265,880)
Returns of capital to members		(195,084)			(195,084)
Net loss — six months ended June 30, 2026				(268,312)	(268,312)
Balance, June 30, 2026	5,587	4,193,555	108,000	(981,401)	3,320,154

The accompanying notes are an integral part of these financial statements.

PRC EQUITY FUND I, LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended June 30, 2026 and 2025

	2026	2025
Cash flows from operating activities:
Net loss	(268,312)	(91,300)
Adjustments to reconcile net loss to net cash from operations:
Interest income accrued but not received	(65,424)	-
Net change in amounts due from the Manager	(201,876)	62,031
Net cash used in operating activities	(535,612)	(29,269)

Cash flows from investing activities:
Investment in note receivable — related party	-	(1,421,602)
Investment — Gates at PV Phase II	(1,675,844)	-
Investment — Kennedale Oaks	(64,500)	-
Net cash used in investing activities	(1,740,344)	(1,421,602)

Cash flows from financing activities:
Proceeds from equity raise	2,733,000	1,669,000
Returns of capital to members	(195,084)	(18,718)
Offering costs paid	(265,880)	(339,564)
Net cash provided by financing activities	2,272,036	1,310,718

Net decrease in cash	(3,920)	(140,153)
Cash, beginning of period	26,147	141,285
Cash, end of period	22,227	1,132

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As of and for the six months ended June 30, 2026

Note A — Description of Business

PRC Equity Fund I, LLC (the “Fund”) was organized on May 22, 2024 as a Nevada limited liability company to raise investor capital through a Regulation A offering and to develop, acquire and invest in commercial real estate assets, principally student, affordable and workforce housing. The Fund is managed by PRC, Incorporated (the “Manager”), an affiliate of Pioneer Realty Capital, LLC.

Basis of Presentation

These interim financial statements are unaudited and have been prepared by management on the accrual basis in accordance with U.S. GAAP, applying the same accounting policies as the Fund’s audited annual financial statements as of and for the year ended December 31, 2025. In the opinion of management, they reflect all adjustments necessary for a fair statement of the results for the interim periods; results for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year. The comparative information for the six months ended June 30, 2025 is unaudited and derived from the Fund’s accounting records; the 2025 interim allocations are management estimates.

Note B — Summary of Significant Accounting Policies

The significant accounting policies are consistent with those described in the audited annual financial statements. In summary: escrow cash represents investor subscription funds held pending issuance of units; amounts advanced to Gates of PV Apt I, LLC under a delayed-draw promissory note are carried at outstanding principal; specific incremental direct costs of the offering (legal, accounting, underwriting and placement/broker-dealer, transfer agent, regulatory and filing, and printing and marketing) are deferred and charged against the gross proceeds of the offering within members’ equity upon issuance of units in accordance with SEC Staff Accounting Bulletin Topic 5.A, while costs that are not specific incremental direct costs of the offering (including general and administrative costs and travel) are expensed as incurred; interest income is recognized under ASC 835 and ASC 310; and the Fund is taxed as a partnership, so no provision for income taxes is recorded.

Note C — Due from Manager

At June 30, 2026, the Fund had a net receivable of $287,048 from Pioneer Realty Capital, LLC, the Manager’s affiliate and a related party under common control (December 31, 2025: $85,172). The balance represents the net of amounts between the Fund and Pioneer Realty Capital, LLC for offering costs, operating costs and payroll paid on the Fund’s behalf, investor subscriptions collected and remitted through Pioneer, and amounts advanced by the Fund in connection with the funding of the Fund’s investments. Because the balance is with a single related-party counterparty, the amounts are presented net; the balance is due on demand, is non-interest bearing, and has no stated maturity. The Fund had no liabilities at June 30, 2026.

Note D — Members’ Equity

The Fund has 75,000 Class A units and 32,142 Class B units authorized. During the six months ended June 30, 2026, the Fund issued a net 2,733 Class A units for net proceeds of $2,733,000 (bringing total issued Class A units to 5,587), and had $108,000 of subscriptions received for units to be issued at June 30, 2026. Paid-in capital is presented net of offering costs charged against capital (Note G). Class A members receive returns of capital and accrue a preferred return as described in Note F.

Note E — Note Receivable and Investments — Gates of PV Apt I, LLC and Kennedale Oaks (Related Parties)

The Fund holds a note receivable from Gates of PV Apt I, LLC, a related party under common control, with an outstanding principal balance of $1,090,394 at June 30, 2026. The note is a discretionary delayed-draw promissory note effective March 1, 2025, providing for a maximum commitment of up to $2,500,000, bearing interest at 12% per annum (simple) on each funded advance, and maturing March 1, 2027. The Fund recorded interest income of $65,424 on the note for the six months ended June 30, 2026, with interest receivable of $180,141 at June 30, 2026; no interest had been received in cash as of that date. During the six months ended June 30, 2026, the Fund funded its Phase II equity investment in the Gates at PV project in the amount of $1,675,844 and a preferred-equity investment in the Kennedale Oaks Townhome Development in the amount of $64,500, each carried at cost. Under a companion Land Conversion and Exit Participation Agreement, upon retirement of the existing Gates bond the Fund intends to purchase Lots 4, 5 and 6 and to convert the outstanding note obligations into equity in the project.

Note F — Returns of Capital and Preferred Return

Under the Fund’s operating agreement, as amended by the First Amendment effective August 14, 2026, Class A members receive monthly payments constituting a return of their capital contributions at a rate of no less than one-twelfth of ten percent (10%) per annum of such contributions; these payments reduce members’ unreturned capital contributions and are not distributions of Fund earnings. Returns of capital to Class A members for the six months ended June 30, 2026 totaled $195,084. Separately, each Class A member accrues a cumulative, non-compounding preferred return of 10% per annum on unreturned capital contributions, payable solely from net cash flow following the Conversion Date; accrued preferred return is a distribution priority among members and is not a liability of the Fund.

Note G — Offering Costs

Offering costs are charged against members’ capital rather than expensed, in accordance with SAB Topic 5.A. Specific incremental direct costs of the offering incurred during the six months ended June 30, 2026 — broker-dealer and placement fees, offering marketing and platform, transfer agent, offering-related legal, and investor relations — totaled $265,880 and were charged against the gross proceeds of the offering within members’ equity. The broker-dealer and placement fees paid to Texture Capital, Inc. (the Fund’s broker-dealer at the time) represent a 1% placement commission on subscriptions and are included in offering costs.

Note H — Related-Party Transactions

Asset management fee — the operating agreement, as amended, provides for an Asset Management Fee payable to the Manager equal to two percent (2%) of the gross receipts of the Fund. By irrevocable written waiver dated September 13, 2026, the Manager waived the fee for the year ended December 31, 2025 and prospectively; accordingly, no Asset Management Fee is reflected for the six months ended June 30, 2026. Reimbursed payroll of $173,584 and allocated rent and occupancy of $20,051 incurred by the Manager on the Fund’s behalf were charged to the Fund for the six months ended June 30, 2026. The Fund’s note receivable from and investments in the Gates and Kennedale projects (Note E) and the net Due-from-Manager balance (Note C) are related-party items. The Manager is also entitled to acquisition, development and disposition fees and a profit allocation as provided in the operating agreement; none were earned or charged during the period.

Note I — Commitments and Contingencies

Gates credit facility. The Fund’s maximum commitment under the Gates delayed-draw credit facility is $2,500,000, of which approximately $1,090,394 was funded as of June 30, 2026, leaving an undrawn commitment of approximately $1,409,606. The facility is discretionary, and the Fund is not obligated to fund draw requests. Operating agreement amendment and fee waiver. Effective August 14, 2026, the Fund’s operating agreement was amended by written resolution of members to revise the Asset Management Fee and to provide that monthly payments to Class A members constitute returns of capital with a separately accruing preferred return. The Fund offered and sold its securities under Regulation A based in part on disclosures concerning fees and preferred returns that the First Amendment changes; the Fund believes the Amendment was duly and validly enacted and that no loss is probable or reasonably estimable, and no liability has been recorded for this matter.

Note J — Subsequent Events

Management evaluated subsequent events through October 6, 2026, the date these interim financial statements were available to be issued.

Distributions and note activity. From July 9, 2026 through September 24, 2026, the Fund made returns of capital to Class A members of approximately $150,554 (measured as amounts disbursed to members, consistent with the audited financial statements), which do not reduce accrued preferred return (Note F), and received approximately $78,000 of cash payments on the note receivable from Gates of PV Apt I, LLC. The Fund continued to pay professional, broker-dealer, transfer agent, payroll and other operating costs in the ordinary course.

Related-party activity. The Manager and its affiliate, Pioneer Realty Capital, LLC, continued to pay certain Fund operating and offering costs on the Fund’s behalf, which are charged to the Fund and reimbursed. From June 1, 2026 through September 23, 2026, approximately $101,475 of Fund costs were paid on affiliate credit cards and the Fund reimbursed the affiliate $162,870 in cash. During the same period the Fund received $89,500 in cash from the Manager and its affiliate as partial restoration of amounts due from the Manager on account of the waived Asset Management Fee.

First Amendment and fee waiver. Effective August 14, 2026, the Fund’s operating agreement was amended by written resolution of members holding a sufficient percentage of the outstanding membership interests, as described in Note I. By irrevocable written waiver dated September 13, 2026, the Manager waived the Asset Management Fee for the year ended December 31, 2025 and prospectively, and acknowledged that amounts previously collected on account of the fee are due to the Fund.

Item 4. Exhibits

Exhibit 2.1a*	PRC Equity Fund I, LLC Operating Agreement (Incorporated by reference to Exhibit 3 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 2.1b*	First Amendment to PRC Equity Fund I, LLC Operating Agreement (Incorporated by reference to Exhibit 2.1b to PRC Equity Fund I, LLC Annual report on Form 1-K as filed with the Securities and Exchange Commission on October 29, 2026 (File No. 24R-00993))

Exhibit 2.2*	Articles of Organization (Incorporated by reference to Exhibit 2 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4 to PRC Equity Fund I, LLC Preliminary Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 17, 2024 (File No. 024-12507))

Exhibit 6.1*	Documents concerning the Secured Loan to Affiliate (Gates of PV Apt I, LLC): Credit Agreement, Promissory Note, Pledge and Security Agreement, Assignment of Uncertificated Membership Interest, and related documents (Incorporated by reference to Exhibit 6.1 to PRC Equity Fund I, LLC Annual report on Form 1-K as filed with the Securities and Exchange Commission on October 29, 2026 (File No. 24R-00993))

Exhibit 6.2*	Documents concerning the Deposit towards Real Property Acquisition (Gates at PV Phase II, Lots 4, 5 and 6): Land Conversion and Exit Participation Agreement and related documents. (Incorporated by reference to Exhibit 6.2 to PRC Equity Fund I, LLC Annual report on Form 1-K as filed with the Securities and Exchange Commission on October 29, 2026 (File No. 24R-00993))

*	Filed previously and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on November 6, 2026.

PRC Equity Fund I, LLC

By:	/s/ Charles Williams
Charles Williams
CEO of PRC, Incorporated Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

PRC Equity Fund I, LLC

By:	/s/ Charles Williams
Charles Williams
Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer CEO of PRC, Incorporated Manager